J. Brian Palmer
Vice President and
Chief Accounting Officer

October 22, 2010

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:                             White Mountains Insurance Group, Ltd. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2009

File No. 001-8993

Dear Mr. Rosenberg,

I refer to your letter dated September 21, 2010 (the “Comment Letter”).  In connection with the Company’s response, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Comment 1:

Summary of Operations by Segment, page 51

1.                          Please revise to disclose the impact of reinsurance on your operating results for each period presented and the reasonably likely impact on your future operating results of planned events or transactions, as well as any known trends or uncertainties, related to your reinsurance activities.

Corporate Headquarters:	Massachusetts Offices:
White Mountains Insurance Group, Ltd.	White Mountains Insurance Group, Ltd.
14 Wesley Street, 5th Floor	265 Franklin St., 5th Floor, Boston, MA 02110
PO Box 2275	Ph: 617-725-7115 ó Fax: 617-725-7120
Ph: 441-278-3160 ó Fax: 441-278-3170	E-mail: bpalmer@whitemountains.com

Response to Comment 1:

We will comply with your requests by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate.  An example of this disclosure, which has been edited from the disclosure contained on pages 52-58 of our December 31, 2009 Form 10-K, has been included as Exhibit A to this letter.

Comment 2:

Liquidity and Capital Resources, page 65

2.                          Your cash flows from operations decreased from $345.8 million provided from operations in 2007 to $46.7 million used for operations in 2009.  Please revise to disclose the operational reasons for this trend, focusing upon the material changes in operating cash flows underlying the major captions reported in your consolidated statement of cash flows.  Disclose the impact of this trend on your future liquidity and your ability to meet future cash requirements, particularly the contractual obligations and commitments, shown on page 69.  Refer to SEC Release No. 33-8350, IV, B.

Response to Comment 2:

We will comply with your requests by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate.  An example of this disclosure, which has been edited from the disclosure contained on pages 71-73 of our December 31, 2009 Form 10-K, has been included as Exhibit B to this letter.

Comment 3:

Insurance Float, page 67

3.             You state that insurance float is an important aspect of your insurance operations.  Please disclose the factors underlying the decrease in insurance float from $6.7 billion at January 1, 2005 to $4.6 billion at December 31, 2009 and the reasonably likely impact of this decrease on your future operating results and financial condition.  Also, disclose any known trends, demands, events or uncertainties that you expect may materially impact the level of your insurance float in future periods.

Response to Comment 3:

We will comply with your requests by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate.  An example of this disclosure, which has been edited from the disclosure contained on page 67 of our December 31, 2009 Form 10-K, has been included as Exhibit C to this letter.

Please feel free to call me at (617) 725-7115 should you have any questions.

Respectfully submitted,

By:	/s/ J. Brian Palmer
J. Brian Palmer

Exhibit A

ONEBEACON:

OneBeacon Results—Year Ended December 31, 2009 versus Year Ended December 31, 2008

Overview

OneBeacon ended 2009 with a book value per share of $15.03, an increase of 31%, including dividends, from December 31, 2008. OneBeacon’s 2009 results included pre-tax proceeds of $23 million, reflected in other revenues, from the Commercial Lines Transaction that was completed during the fourth quarter. OneBeacon reported a GAAP combined ratio of 94% for 2009 compared to 95% for 2008.  The decrease in OneBeacon’s combined ratio was primarily due to lower catastrophe losses and slightly higher favorable loss reserve development, somewhat offset by higher expenses in 2009, including increased incentive compensation costs and severance and other costs associated with the renewal rights transaction.

Specialty lines. Net written premiums for specialty lines increased 13% to $946 million in 2009 from $837 million in 2008. The increase was primarily due to a $37 million increase in net written premiums from EBI, which OneBeacon acquired in the third quarter of 2008, and a $35 million increase in net written premiums from OneBeacon’s collector cars and boats business that it began writing in the second quarter of 2008. The increase was also due to a $27 million increase in net written premiums from OBPI, a $19 million increase in net written premiums from A&H and a $15 million increase in net written premiums from OBGR, partially offset by a $22 million decrease in net written premiums from IMU.

The specialty lines combined ratio for 2009 decreased to 84% from 85% for 2008. The loss and LAE ratio decreased 4 points to 44% while the expense ratio increased 3 points to 40%. The decrease in the loss and LAE ratio was mainly due to the impact of large losses at IMU reported in 2008. Both 2009 and 2008 included 9 points of favorable loss reserve development. The favorable development for both years primarily related to lower than expected severity in professional liability. The increase in the expense ratio was mainly due to higher acquisition costs from changes in mix of business within the specialty lines businesses and the mix of products offered within those businesses. OneBeacon’s collector cars and boats business and some of its other newer specialty lines businesses have higher commission rates than its older specialty businesses.

Personal lines. Net written premiums for personal lines decreased 18% to $509 million in 2009 from $619 million in 2008. In traditional personal lines, net written premiums decreased 16% to $420 million. This decrease was primarily from $60 million of written premiums ceded during 2009 under a 30% quota share reinsurance agreement that covered OneBeacon’s Northeast homeowners business. OneBeacon entered into this reinsurance agreement to reduce its property catastrophe exposure. Excluding the impact of the homeowners quota share, traditional personal lines net written premiums decreased by 4%. Further, net written premiums at AutoOne decreased by 26% to $89 million primarily due to a decline in New York’s assigned risk pool and lower writings of voluntary private passenger automobile risks in New York. With respect to the New York assigned risk pool, market trends indicate that assigned risk volumes are expected to increase to approximately $150 million in 2010, which is up from $135 million in 2009 and $143 million in 2008, but down from $176 million in 2007. Market trends indicate that the assigned risk pool in New Jersey is expected to increase to approximately $67 million in 2010, which is up from $52 million in 2009 and $46 million in 2008, but down from $72 million in 2007.

The personal lines combined ratio for 2009 increased to 107% from 96% for 2008. The loss and LAE ratio increased 12 points to 76%, while the expense ratio decreased by 1 point to 31%. The increase in the loss and LAE ratio was primarily due to 8 points of adverse loss reserve development in 2009, primarily related to higher than expected New York personal injury protection litigation costs at AutoOne, compared with 1 point of adverse loss reserve development in 2008, mainly on personal automobile liability at AutoOne. Further, 2009 included a 5 point increase in the current accident year loss and LAE ratio, primarily related to higher current accident year loss ratios related to automobile liability. The decrease in the expense ratio was mainly due to lower policy acquisition expenses as a result of the ceding commission related to the homeowners quota share, as described above.

Run-off.  Run-off consists of non-specialty commercial lines business included in the Commercial Lines Transaction, as well as national accounts, certain specialty programs and regional agency business transferred to Liberty Mutual effective November 1, 2001. Net written premiums for run-off decreased 11% to $452 million in 2009 compared to $508 million in 2008. The decrease was primarily due to a $42 million decrease in the non-specialty middle market commercial businesses and a $13 million decrease in the small business division.

The run-off combined ratio for 2009 decreased to 101% from 108% for 2008. The loss and LAE ratio decreased 11 points to 61%, while the expense ratio increased 4 points to 40%. The decrease in the loss and LAE ratio was primarily due to 9 points of favorable loss reserve development in 2009 compared to 1 point in 2008, mainly due to lower than expected severity in package business and commercial multi-peril in both periods. Further, 2009 included 2 points of catastrophe losses primarily related to severe wind and thunderstorm events, compared with 6 points of catastrophe losses in 2008 primarily related to hurricane Ike and losses from tornados in the southeastern United States. The increase in the expense ratio was primarily due to a 3 point increase in other underwriting expenses, mainly from higher incentive compensation costs and severance and other costs associated with the Commercial Lines Transaction.

Reinsurance protection.  OneBeacon purchases reinsurance in order to minimize loss from large risks or catastrophic events.  OneBeacon also purchases individual property reinsurance coverage for certain risks to reduce large loss volatility through property-per-risk excess of loss reinsurance programs and individual risk facultative reinsurance. OneBeacon also maintains excess of loss casualty reinsurance programs that provide protection for individual risk or catastrophe losses involving workers compensation, general liability, automobile liability or umbrella liability, as well as corporate accident losses.  In addition, OneBeacon has a reinsurance cover with NICO, which entitles OneBeacon to recover up to $2.5 billion in ultimate loss and LAE incurred related primarily to claims arising from business written by OneBeacon prior to 1992 for asbestos claims and prior to 1987 for environmental claims, and certain other exposures.  See pages 9-10 and pages F25-F29 for a full description of OneBeacon’s reinsurance protections.

For the year ended December 31, 2009, OneBeacon’s net combined ratio was higher than its gross combined ratio by 5 points, primarily due to the cost of catastrophe, facultative and property reinsurance. For the year ended December 31, 2008, OneBeacon’s net combined ratio was higher than its gross combined ratio by 2 points, primarily due to the cost of catastrophe and facultative reinsurance, the impact of which was partially offset by ceded large losses at IMU and ceded property and casualty losses within Runoff.

OneBeacon Results—Year Ended December 31, 2008 versus Year Ended December 31, 2007

Overview

OneBeacon ended 2008 with a book value per common share of $12.15, decrease of 22%, including dividends, from December 31, 2007. This decrease is due primarily to a total return on invested assets of -13% during 2008. OneBeacon’s GAAP combined ratio increased to 95% for 2008 compared to 93% for 2007. The increase in OneBeacon’s combined ratio was primarily due to a 2 point increase in its loss and LAE ratio, which was driven by higher catastrophe losses. The 2008 results included 3 points of catastrophe losses, most of which related to hurricane Ike, compared to one point of catastrophe losses in 2007. Favorable loss reserve development was 3 points in both 2008 and 2007.  The favorable loss reserve development in 2008 was primarily due to lower than expected severity for professional liability in specialty lines and package business in run-off lines, partially offset by adverse loss reserve development at AutoOne and in run-off.  The favorable loss reserve development in 2007 was primarily due to lower than expected frequency for professional liability in specialty lines and lower than expected severity for automobile liability in personal lines, partially offset by adverse loss reserve development for multiple peril and workers compensation, primarily for accident years 2001 and prior.

Reserve reallocation. During 2007, OneBeacon reallocated reserves from ongoing lines of business to run-off reserves, particularly on run-off reserves for construction defect and workers compensation related to accident years 2001 and prior. The reallocation shifted $117 million of reserves from specialty lines ($94 million) and personal lines ($23 million) to run-off claims. This reallocation had the effect of lowering the 2007 loss and LAE and combined ratios for specialty and personal lines, but had no net impact on OneBeacon’s overall results. The ratio discussions by line of business that follow are based on the ratios as computed prior to the reallocation of reserves to run-off claims. OneBeacon believes that a presentation excluding the effect of the reserve reallocation on specialty lines, personal lines and run-off’s loss and LAE ratios and combined ratios is meaningful for investors to understand the performance of its underwriting units during 2007.

Specialty lines. Net written premiums for specialty lines increased 28% to $837 million in 2008 from $654 million in 2007. The increase was primarily due to $110 million in net written premiums from OneBeacon’s specialty collector cars and boats business that it began writing in the second quarter of 2008. The increase was also due to a $26 million increase in net written premiums from OBPI and $15 million in writings from EBI, which OneBeacon acquired in the third quarter of 2008, as well as growth in OneBeacon’s A&H and OBGR businesses.

The specialty lines combined ratio for 2008 increased to 85% from 81% for 2007. The loss and LAE ratio decreased 1 point to 48% while the expense ratio increased 5 points to 37%. The decrease in the loss and LAE ratio was mainly due to 9 points of favorable loss reserve development in 2008 primarily related to lower than expected severity in professional liability, compared to 4 points in 2007 primarily related to lower than expected frequency in professional liability. Partially offsetting this decrease was a 2 point increase in current accident year losses in 2008, mainly due to large losses at IMU. Additionally, 2008 included 2 points of catastrophe losses, primarily from hurricane Ike, compared to 1 point of catastrophe losses in 2007. The increase in the expense ratio was mainly due to changes in mix of business from 2007 to 2008.  In particular, OneBeacon’s specialty collector cars and boats business and some of its other new specialty lines businesses pay higher agent commissions than most other products within specialty lines. Also, at OBPI, increased writings of long-term care business and decreased writings of provider excess insurance business, which carry a higher and lower commission ratio, respectively, caused the expense ratio to increase in 2008.  In addition, during 2008, OneBeacon incurred additional transition costs associated with the new management team at OBPI.

Personal lines.  Net written premiums for personal lines decreased 10% to $619 million in 2008 from $690 million in 2007.  The decrease was primarily due to a $60 million decrease in traditional personal lines net written premiums.  This decrease was primarily due to the decision to cease writing business in Houston General Insurance Exchange (“Houston General”) in late 2007, lower new business associated with coastal restrictions implemented at Adirondack, higher ceded reinsurance premiums at Adirondack, lower premium volume from the involuntary market in Massachusetts, and the discontinuation of surplus lines business. Net written premiums at AutoOne decreased $15 million due to significant declines in New York’s assigned risk pool, as described above.

The personal lines combined ratio for 2008 increased to 96% from 94% for 2007. The loss and LAE ratio increased 4 points to 64%, while the expense ratio decreased 2 points to 32%. The increase in the loss and LAE ratio was primarily due to 1 point of adverse loss reserve development in 2008, mainly on personal automobile liability at AutoOne, compared to 3 points of favorable loss reserve development in 2007, primarily related to automobile liability losses in traditional personal lines and at AutoOne. The decrease in the expense ratio was primarily due to decreased other underwriting expenses as a result of the decision to cease writing business in Houston General and actions taken in 2007 to better align personal lines staffing with business needs. The expense ratio for 2007 also included a 1 point benefit from a state premium tax refund and a 1 point benefit related to the partial settlement of qualified pension plan liabilities, partially offset by 1 point of office consolidation costs.

Run-off.  Net written premiums for run-off decreased 2% to $508 million in 2008 from $520 million in 2007. The decrease was primarily due to a $29 million decrease in non-specialty middle market commercial business, reflecting the more competitive marketplace, partially offset by an increase of $18 million in the small business division, principally driven by small business package products.

The run-off combined ratio for 2008 increased to 108% from 106% for 2007. The loss and LAE ratio increased 5 points to 72%, while the expense ratio decreased 3 points to 36%. The increase in the loss and LAE ratio was primarily due to 6 points of catastrophe losses in 2008, primarily related to hurricane Ike and from tornadoes in the southeastern United States in 2008, compared to 1 point of catastrophe losses in 2007. The decrease in the expense ratio was primarily due to a 4 point decrease in other underwriting expenses, primarily from decreased incentive compensation costs, partially offset by a 2 point increase in policy acquisition expenses. The year ended December 31, 2007 included a 2 point benefit from the partial settlement of qualified pension plan liabilities, which was partially offset by 1 point of office consolidation costs.

Legacy run-off business generated an underwriting loss of $22 million in 2008 compared to an underwriting loss of $156 million ($39 million excluding a $117 million increase to loss and LAE reserves resulting from the reserve reallocation) in 2007.  2008 includes incurred loss and LAE of $21 million ($9 million of which related to the Liberty Mutual settlement described in Part I, Item 3—“Legal Proceedings”), compared with $33 million (excluding the reserve reallocation) in 2007. 2007 also included a $5 million benefit from the partial settlement of qualified pension plan liabilities.

Reinsurance protection.  OneBeacon purchases reinsurance in order to minimize loss from large risks or catastrophic events.  OneBeacon also purchases individual property reinsurance coverage for certain risks to reduce large loss volatility through property-per-risk excess of loss reinsurance programs and individual risk facultative reinsurance. OneBeacon also maintains excess of loss casualty reinsurance programs that provide protection for individual risk or catastrophe losses involving workers compensation, general liability, automobile liability or umbrella liability, as well as corporate accident losses.  In addition, OneBeacon has a reinsurance cover with NICO, which entitles OneBeacon to recover up to $2.5 billion in ultimate loss and LAE incurred related primarily to claims arising from business written by OneBeacon prior to 1992 for asbestos claims and prior to 1987 for environmental claims, and certain other exposures.  See pages 9-10 and pages F25-F29 for a full description of OneBeacon’s reinsurance protections.

For the year ended December 31, 2008, OneBeacon’s net combined ratio was higher than its gross combined ratio by 2 points, primarily due to the cost of catastrophe and facultative reinsurance, the impact of which was partially offset by ceded large losses at IMU and ceded property and casualty losses within Runoff. For the year ended December 31, 2007, OneBeacon’s net combined ratio was higher than its gross combined ratio by 5 points, primarily due to the cost of catastrophe, property and facultative reinsurance, the impact of which was partially offset by ceded casualty losses in Runoff.

WHITE MOUNTAINS RE:

White Mountains Re Results—Year Ended December 31, 2009 versus Year Ended December 31, 2008

White Mountains Re’s GAAP combined ratio for 2009 was 80% compared to 106% for 2008.  The decrease in the combined ratio was principally due to lower catastrophe losses in 2009, 3 points ($30 million) of favorable loss reserve development in 2009 compared to 8 points ($80 million) of adverse loss reserve development in 2008 and improved accident year results.  White Mountains Re’s 2009 results included 7 points ($57 million) of catastrophe losses, net of reinsurance and reinstatements, primarily from summer windstorms in Europe and European winter storm Klaus, compared to 16 points ($156 million) in 2008, primarily from hurricane Ike and European hailstorms. The net favorable loss reserve development in 2009 was principally due to favorable commutation activity on certain old casualty treaties, as well as $20 million of losses ceded under a retrocessional reinsurance contract related to the 2001 accident year, partially offset by $18 million of additional losses related to A&E exposures. These retroceded losses were substantially offset in the combined ratio and pre-tax income by $10 million of retroceded premiums as well as $7 million of interest charges on funds held under the contract.  White Mountains Re has now recorded the full limit of loss cessions available under this contract. The adverse loss reserve development in 2008 was primarily the result of a broad review of White Mountains Re reserves during the first half of the year.

White Mountains Re’s gross written premiums decreased 7% to $997 million in 2009 from $1,076 million in 2008. Net written premiums decreased by 13% to $807 million in 2009 from $931 million in 2008.  These declines were due mainly to reductions in U.S. casualty writings, reductions in property catastrophe excess writings, additional cessions in the credit line of business and the effects of foreign currency translation.  The reduction in U.S. casualty business is due to pricing, terms and conditions for certain accounts that do not meet White Mountains Re’s underwriting guidelines, as well as higher ceding company retentions. The decrease in property catastrophe excess business reflects White Mountains Re’s reduction in net peak zone property catastrophe exposures as part of its capital and risk management strategy.

White Mountains Re’s other revenues consisted primarily of $67 million of foreign currency translation gains in 2009 compared to $59 million of foreign currency translation losses in the 2008. In addition, White Mountains Re recorded $39 million of other revenues in 2009 related to the consolidation of Tuckerman Fund II compared to $28 million in 2008, as a result of its transfer to White Mountains Re from the Other Operations segment, effective June 30, 2008.

White Mountains Re’s insurance and reinsurance acquisition expenses decreased 20% to $171 million in 2009 from $214 million in 2008. The decrease is due to the overall decline in premium volume discussed above in addition to increases in ceded commissions on the property and credit lines of business.

White Mountains Re’s other underwriting expenses decreased by $2 million, primarily due to lower headcount as well as the effect of foreign currency translation, partially offset by increased incentive compensation costs. General and administrative expenses increased to $68 million in 2009 from $41 million in the prior period, primarily due to $12 million of higher expenses related to the consolidation of Tuckerman Fund II, in addition to $7 million of costs relating to the reorganization of the White Mountains Re legal and operating structure in 2009.

Reinsurance protection.  White Mountains Re’s reinsurance protection primarily consists of pro-rata and excess of loss protection to cover certain property catastrophe, aviation and credit exposures. These reinsurance protections are designed to increase underwriting capacity, where appropriate, and to reduce potential loss exposure to any large event or frequency of smaller catastrophe events.  In addition, in 2009 and 2008, White Mountains Re purchased group excess of loss retrocessional protection for its non-U.S. and non-Japan earthquake-related exposures.  During 2008, White Mountains Re also purchased two industry loss warranty (“ILW”) contracts that covered adverse impact of the occurrence of wind and flood catastrophic events in the Northeastern United States, primarily through December 31, 2008.  Generally, White Mountains Re’s retrocessions are bound on a pro-rata basis.  Accordingly, White Mountains Re does not expect a significant difference between its gross and net combined ratios except in the event of a large catastrophe or series of catastrophes.

For the year ended December 31, 2009, White Mountains Re’s net combined ratio was lower than its gross combined ratio by 3 points, primarily due to the aforementioned cession under a retrocessional reinsurance contract related to the 2001 accident year, in addition to favorable loss reserve development on prior accident year property retrocessions.  For the year ended December 31, 2008, White Mountains Re’s net combined ratio was higher than its gross combined ratio by 6 points, primarily due to aforementioned $80 million of adverse loss reserve development that was not covered by White Mountains Re’s reinsurance contracts, in addition to the cost of the ILWs and other excess of loss protections.

White Mountains Re Results—Year Ended December 31, 2008 versus Year Ended December 31, 2007

White Mountains Re’s GAAP combined ratio was 106% for 2008 compared to 94% for 2007. The increase in the combined ratio primarily due to higher catastrophe losses and adverse loss reserve development in 2008. The 2008 combined ratio included 16 points ($156 million) of catastrophe losses, net of reinsurance and reinstatement premiums, and 8 points ($80 million) of net adverse loss reserve development, compared to 7 points ($76 million) of catastrophe losses, net of reinsurance and reinstatement premiums, and 3 points ($39 million) of net adverse loss reserve development in 2007. The 2008 catastrophe losses were mainly due to hurricane Ike and Slovenian hailstorms in the third quarter of 2008, an earthquake in China, storms in Germany and floods in the Midwest in the second quarter and European windstorm Emma and winter storms in China in the first quarter. In total, White Mountains Re recognized $99 million of losses from hurricane Ike, which consisted of $87 million in the third quarter and $12 million in the fourth quarter of 2008.  White Mountains Re non-renewed nearly all of its excess offshore energy and marine business in the Gulf of Mexico in January 2006 following hurricanes Katrina and Rita, and as a result, its total offshore energy losses on hurricane Ike were limited to $7 million.  The 2007 catastrophe losses recognized were primarily from the Peru earthquake and hurricanes Dean and Felix in the third quarter of 2007, floods that impacted the United Kingdom during the second and third quarters, and European windstorms Kyrill and Hanno in the first quarter. The adverse loss reserve development recognized in 2008 was primarily a result of a comprehensive loss reserve review, as described below, in addition to $11 million related to A&E exposures, partially offset by favorable loss reserve development from recent accident years.  The adverse loss reserve development recognized in 2007 was a result of $63 million related to A&E exposures, $58 million in strengthening of certain of its U.S. casualty reserves and $7 million related to surety business. These losses were largely offset by favorable loss reserve development of $91 million, primarily on property lines.

White Mountains Re’s gross written premiums decreased 17% to $1,076 million in 2008 from $1,295 million in 2007. Net written premiums decreased by 15% to $931 million in 2008 from $1,096 million in 2007. These decreases were from business written in North America and were across most lines of business, especially in casualty and agriculture lines, and were primarily due to pricing, terms and conditions for certain accounts that no longer met White Mountains Re’s underwriting guidelines.  In some cases, particularly in agriculture lines, written premiums decreased as ceding companies elected to retain more risk and either increased retentions or stopped buying reinsurance. During 2008, White Mountains Re was experiencing significant price competition in the reinsurance market due to excess underwriting capacity. These market conditions, combined with few large catastrophic events until third quarter of 2008, resulted in downward pressure on pricing, terms and conditions.

White Mountains Re’s total other revenue, including foreign currency translational losses, decreased to a loss of $16 million in 2008 from a gain of $5 million in 2007. This decrease was primarily a result of $59 million in losses from foreign currency transactions in 2008 that were primarily the result of the weakening of the Swedish Krona to the U.S. dollar during the second half of 2008.  Losses from foreign currency transactions in 2007 were $13 million. This decrease was partially offset by $28 million of revenues related to the consolidation of Tuckerman Fund II in the second half of 2008.

White Mountains Re’s insurance and reinsurance acquisition expenses decreased 16% to $214 million in 2008 from $255 million in 2007. The decrease is due to the overall decline in premium volume discussed above.

White Mountains Re’s other underwriting expenses decreased by $18 million primarily due to lower compensation expense, mostly from lower headcount and incentive costs.

White Mountains Re’s general and administrative expenses increased 55% to $41 million in 2008 from $26 million in 2007, primarily due to $26 million of expenses related to the consolidation of Tuckerman Fund II. Excluding the expenses from Tuckerman Fund II, White Mountains Re’s general and administrative expenses decreased 43% to $15 million in 2008, due primarily to $5 million in expenses incurred in 2007 in relation to White Mountains Re’s senior note and preference share offerings, as well as a $4 million reduction in expenses at WMRUS in 2008.

Management commenced a comprehensive loss reserve review (the “Reserve Review”) in the second quarter of 2008, primarily as a result of $41 million of adverse loss reserve development recorded in the first quarter of 2008 related principally to WMRe America’s construction defect exposed accounts from underwriting years 2001 and prior. The Reserve Review was conducted by management, including internal underwriting, claims and actuarial personnel, with assistance from external consultants. The Reserve Review included all of WMRe America’s non-A&E casualty loss reserves as well as certain lines of business at WMRe Sirius. The Reserve Review resulted in $140 million of additional adverse loss reserve development at WMRe America, partially offset by $85 million of favorable loss reserve development at WMRe Sirius during the second quarter of 2008. The adverse loss reserve development at WMRe America was predominantly attributable to its casualty reinsurance book written in the 1996-2002 underwriting years, whereas the favorable loss reserve development at WMRe Sirius was mainly attributable to its property reinsurance book.

On January 7, 2008, White Mountains Re acquired Helicon Re Holdings, Ltd. for approximately $150 million, which resulted in the recognition of an extraordinary gain of $4 million. Helicon Re Holdings, Ltd. is the parent of Helicon, which in 2006 and 2007 provided quota share retrocessional coverage to White Mountains Re. White Mountains Re did not renew its quota share arrangements with Helicon and Olympus for 2008. Olympus continues to be responsible to pay losses on exposures that have been ceded to it.

Reinsurance protection.  White Mountains Re’s reinsurance protection primarily consists of pro-rata and excess of loss protection to cover certain property catastrophe, aviation and credit exposures. These reinsurance protections are designed to increase underwriting capacity, where appropriate, and to reduce potential loss exposure to any large event or frequency of smaller catastrophe events.  In addition, in 2008, White Mountains Re purchased group excess of loss retrocessional protection for its non-U.S. and non-Japan earthquake-related exposures.   During 2008, White Mountains Re also purchased two industry loss warranty (“ILW”) contracts that covered adverse impact of the occurrence of wind and flood catastrophic events in the Northeastern United States, primarily through December 31, 2008.  Generally, White Mountains Re’s retrocessions are bound on a pro-rata basis.  Accordingly, White Mountains Re does not expect a significant difference between its gross and net combined ratios except in the event of a large catastrophe or series of catastrophes.

For the year ended December 31, 2008, White Mountains Re’s net combined ratio was higher than its gross combined ratio by 6 points, primarily due to aforementioned $80 million of adverse loss reserve development that was not covered by White Mountains Re’s reinsurance contracts, in addition to the cost of the ILWs and other excess of loss protections.  For the year ended December 31, 2007, the difference between White Mountains Re’s gross combined ratio and its net combined ratio was not significant.

Exhibit B

Cash Flows

Detailed information concerning White Mountains’ cash flows during 2009, 2008 and 2007 follows:

Cash flows from operations for the years ended December 31, 2009, 2008 and 2007

Net cash flows from operations was ($47) million, $89 million and $346 million in 2009, 2008 and 2007, respectively.  Cash flows from operations declined by $138 million from 2008 to 2009 from a decrease in net investment income, primarily due to lower overall portfolio yields, shifts in portfolio mix to lower risk, lower yield investments and a decrease in the overall invested asset base. Cash flows from operations declined by $123 million from 2007 to 2008 from a decrease in net investment income, primarily due to the same factors as described above.  In addition, cash flows from operations reflect approximately $143 million of payments in both 2009 and 2008 to purchase derivative instruments and to fund collateral trusts under the terms of existing derivative contracts as a result of losses at WM Life Re (see pages 60 and 61). White Mountains does not believe that these trends will have a meaningful impact on its future liquidity or its ability to meet its future cash requirements.

Cash flows from investing and financing activities f~~F~~or the year ended December 31, 2009

Financing and Other Capital Activities

During the third quarter of 2009, the Company repaid the entire $200 million that had been drawn on the WTM Bank Facility. During 2009, OneBeacon repaid the entire $41 million outstanding under its Mortgage Note and repurchased $69 million face value of its outstanding OBH Senior Notes for $63 million.

During 2009, OneBeacon paid $37 million in interest on the OBH Senior Notes, White Mountains Re paid $26 million in interest on the WMRe Senior Notes and the Company paid $4 million in interest on the WTM Bank Facility.

During the first quarter of 2009, the Company declared and paid a $9 million cash dividend to its common shareholders.

During 2009, OneBeacon Ltd. declared and paid $80 million in regular quarterly cash dividends to its common shareholders. White Mountains received a total of $60 million of these dividends.

During 2009, White Mountains Re declared and paid $19 million in cash dividend to holders of the WMRe Preference Shares.

During 2009, White Mountains Re paid $480 million of cash distributions to its immediate parent, which included $350 million received in connection with the reorganization of its reinsurance operations and $30 million it received from Galileo prior to its sale.

During 2009, Answer Financial declared and paid $4 million of capital distributions to its immediate parent.

During 2009, WM Advisors declared and paid $15 million in cash dividends to its immediate parent.

During 2009, White Mountains contributed $133 million in cash to WM Life Re and $98 million in cash to Esurance.

During 2009, White Mountains Re contributed $45 million in cash and investments to Scandinavian Re.

Acquisitions and Dispositions

During 2009, OneBeacon sold the renewal rights to its non-specialty commercial lines business for $23 million.

Cash flows from investing and financing activities ~~For~~ for the year ended December 31, 2008

Financing and Other Capital Activities

During the first quarter of 2008, the Company drew the full $475 million available on WTM Bank Facility. The Company repaid $175 million and $100 million of this amount during the second and third quarters of 2008, respectively. The Company drew an additional $176 million on the facility during October 2008 and repaid that amount in December 2008. During 2008, the Company paid $8 million in interest on the WTM Bank Facility.

During 2008, the Company declared and paid $42 million in cash dividends to its common shareholders.  During the third quarter of 2008, the Company’s Board of Directors adopted a new dividend policy whereby the Company expects to declare a $1 per share annual dividend in the first quarter of each year, rather than the then current $2 per share quarterly dividend. As a result, the Company did not pay any dividends on its common shares in the third and fourth quarters of 2008.

On October 31, 2008, White Mountains executed a transaction with Berkshire through which Berkshire exchanged substantially all of its 16.3% stake in White Mountains (1,634,921 of its 1,724,200 common shares) for 100% of a White Mountains subsidiary, which held CCIC, the International American Group and $708 million in cash.

During 2008, the Company repurchased and retired 129,770 of its common shares for $56 million through its share repurchase program.

During 2008, OneBeacon Ltd. declared and paid $276 million in cash dividends to its common shareholders, including a $195 million special dividend and $80 million of regular quarterly dividends. White Mountains received a total of $206 million of these dividends.

During 2008, OneBeacon Ltd. repurchased and retired 3.4 million of its Class A common shares for $69 million through its share repurchase program.

In December 2008, OneBeacon contributed $25 million to OBIC, one of its regulated insurance operating subsidiaries.

During 2008, OneBeacon declared and paid $12 million in cash dividends on, and repaid the $300 million redemption value of, the Berkshire Preferred Stock, using funds that had been held in trust.

During the third quarter of 2008, OneBeacon repurchased $24 million face value of its outstanding OBH Senior Notes for $22 million.

During 2008, OneBeacon paid $40 million in interest on the OBH Senior Notes and White Mountains Re paid $26 million in interest on the WMRe Senior Notes.

During 2008, White Mountains Re declared and paid $19 million in cash dividends to holders of the WMRe Preference Share and paid $100 million of dividends to its immediate parent.

During 2008, White Mountains contributed $105 million in cash and investments to WM Life Re, $48 million in cash to Esurance and $3 million in cash to Answer Financial.

Acquisitions and Dispositions

During the first quarter of 2008, White Mountains Re acquired Helicon Re Holdings, Ltd. for approximately $150 million.

During 2008, White Mountains acquired 100% of the outstanding debt and equity of Answer Financial for $75 million.

During 2008, OneBeacon sold one of its inactive licensed subsidiaries, Farmers and Merchants Insurance Company, for $8 million in cash.

Other Liquidity and Capital Resource Activities

During the first quarter of 2008, White Mountains made payments totaling $66 million, in cash or by deferral into certain non-qualified compensation plans of the company and its subsidiaries or by issuing common shares of the Company, to participants in the long-term incentive compensation plans of the Company and its subsidiaries.

During 2008, the Company issued a total of 3,300 common shares to its employees through the exercise of Options during the period for cash proceeds of approximately $1 million.

Cash flows from investing and financing activites ~~For~~ for the year ended December 31, 2007

Financing and Other Capital Activities

During 2007, the Company declared and paid $86 million in regular quarterly cash dividends to its common shareholders.

During 2007, the Company repurchased and retired 290,841 of its common shares for $145 million through its share repurchase program.

During 2007, OneBeacon Ltd. declared and paid $84 million in regular quarterly cash dividends of to its common shareholders. White Mountains received $60 million of these dividends.

During 2007, OneBeacon declared and paid $28 million and $1 million in cash dividends on the Berkshire Preferred Stock and the Zenith Preferred Stock, and repaid the $20 million redemption value of the Zenith Preferred Stock, using funds that had been held in trust.

During 2007, OneBeacon Ltd. repurchased and retired 1.6 million of its common shares for $33 million through its share repurchase program.

In May 2007, White Mountains Re received net proceeds of $246 million through the issuance of the WMRe Preference Shares. White Mountains Re declared and paid $11 million in cash dividends on these shares in 2007.

In March 2007, White Mountains Re received net proceeds of $392 million through the issuance of the WMRe Senior Notes and subsequently declared and paid a $392 million cash dividend to its immediate parent. White Mountains used a portion of these proceeds to repay the $320 million outstanding balance on its existing bank facility.

During 2007, White Mountains Re declared and paid $20 million in cash dividends to its immediate parent in addition to the $392 million from the WMRe Senior Notes proceeds.

During 2007, OneBeacon paid $41 million in interest on the OBH Senior Notes   and White Mountains Re paid $20 million in interest on the WMRe Senior Notes.

During 2007, White Mountains received cash dividends from Symetra of $31 million on its common share investment and $17 million on its warrant investment.

During 2007, Sirius International contributed $136 million to WMRe Bermuda. In addition, White Mountains Re contributed the $246 million net proceeds from the WMRe Preference Share issuance and $250 million of $285 million redemption of WMRe America common shares to further capitalize WMRe Bermuda.

During 2007, White Mountains contributed $125 million in cash to Esurance and contributed $18 million and $15 million in cash and investments to Galileo and WM Life Re, respectively.

Acquisitions and Dispositions

During 2007, OneBeacon sold one of its inactive licensed subsidiaries, American Employers’ Insurance Company, to a third party for $48 million in cash.

During 2007, White Mountains Re sold its’ wholly-owned subsidiary Stockbridge Insurance Company for $26 million in cash to an external party.

During 2007, White Mountains sold 645,262 shares of OneBeacon Ltd. to OneBeacon’s employee stock ownership plan for proceeds of $17 million.

On May 1, 2007, White Mountains sold all of its remaining interest in Montpelier Re, which consisted of 939,039 common shares and warrants to purchase 7,172,376 common shares, for total proceeds of $65 million.

In April 2007, White Mountains invested $50 million in Pentelia, a fund that invests in insurance-related investment assets.

Exhibit C

Insurance Float

Insurance float is an important aspect of White Mountains’ insurance operations. Insurance float represents funds that an insurance or reinsurance company holds for a limited time. In an insurance or reinsurance operation, float arises because premiums are collected before losses are paid. This interval can extend over many years. During that time, the insurer or reinsurer invests the funds. When the premiums that an insurer or reinsurer collects do not cover the losses and expenses it eventually must pay, the result is an underwriting loss, which is considered to be the cost of insurance float.   White Mountains calculates its insurance float is by taking its net investment assets and subtracting its total adjusted capital. Although insurance float can be calculated using numbers determined under GAAP, insurance float is not a GAAP concept and, therefore, there is no comparable GAAP measure.

 ~~The amount and cost of insurance float for White Mountains is affected by underlying market conditions, as well as acquisitions or dispositions of insurance and reinsurance businesses.~~  Insurance float can increase in a number of ways, including through acquisitions of insurance and reinsurance operations, organic growth in existing insurance and reinsurance operations and recognition of losses that do not cause a corresponding reduction in investment assets.  Conversely, insurance float can decrease in a number of other ways, including sales of insurance and reinsurance operations, shrinking or run-off of existing insurance and/or reinsurance operations, the acquisition of operations that do not have substantial investment assets (e.g., an agency)  and the recognition of gains that do not cause a corresponding increase in investment assets.  White Mountains has historically obtained its insurance float primarily through acquisitions, as opposed to organic growth. It is White Mountains’ intention to generate low-cost float over time through a combination of acquisitions and/or by organic growth in its existing insurance and reinsurance operations. However, White Mountains will seek to increase its insurance float organically only when market conditions allow for an expectation of generating underwriting profits.

Certain operational leverage metrics can be measured with ratios that are calculated using insurance float.  There are many activities that do not change the amount of insurance float at an insurance company but can have a significant impact on the company’s operational leverage metrics.  For example, investment gains and losses, foreign currency gains and losses, debt issuances and repayments, common and preferred share issuances and repurchases and dividends paid to shareholders are all activities that do not change insurance float but that can meaningfully impact operational leverage metrics.

 ~~Although insurance float can be calculated using numbers determined under GAAP, insurance float is not a GAAP concept and, therefore, there is no comparable GAAP measure.~~

 ~~One of the means by which White Mountains calculates its insurance float is by taking its net investment assets and subtracting its total tangible capital.~~  The following table illustrates White Mountains’ consolidated insurance float position and four operational leverage ratios based on insurance float and net investment assets as of the past five year-ends:

	December 31,
($ in millions)	2009	2008	2007	2006	2005
Total investments	$9,232.5	$9,002.7	$11,649.0	$11,332.7	$9,866.4
Consolidated limited partnership investments(1)	(50.4)	(50.2)	(123.0)	(123.4)	(90.7)
Trust account assets(2)	—	—	(305.6)	(338.9)	—
Cash	366.0	409.6	171.3	159.0	187.7
Investments in unconsolidated affiliates	344.8	116.9	406.3	335.5	479.7
Equity in net unrealized losses (gains) from Symetra’s fixed maturity portfolio	9.0	197.3	5.6	4.1	(24.2)
Accounts receivable on unsettled investment sales	27.6	78.2	201.1	8.5	21.7
Accounts payable on unsettled investment purchases	(9.1)	(7.5)	(46.4)	(66.8)	(43.4)
Interest-bearing funds held by ceding companies(3)	97.3	123.7	192.8	226.7	293.9
Interest-bearing funds held under reinsurance treaties(4)	(62.0)	(54.7)	(73.4)	(94.5)	(100.6)
Net investment assets	$9,955.7	$9,816.0	$12,077.7	11,442.9	10,590.5

Total White Mountains’ common shareholders’ equity	$3,657.4	$2,898.8	$4,713.4	$4,455.3	$3,833.2
Noncontrolling interest—OneBeacon Ltd.	351.0	283.5	517.2	490.7	—
Noncontrolling interest—WMRe Preference Shares	250.0	250.0	250.0	—	—
Debt	1,050.7	1,362.0	1,192.9	1,106.7	779.1
Preferred stock subject to mandatory redemption(2)	—	—	—	—	234.0
Total capital	5,309.1	4,794.3	6,673.5	6,052.7	4,846.3
Equity in net unrealized losses (gains) from Symetra’s fixed maturity portfolio	9.0	197.3	5.6	4.1	(24.2)
Total adjusted capital	$5,318.1	$4,991.6	$6,679.1	$6,056.8	$4,822.1

Insurance float	$4,637.6	$4,824.4	$5,398.6	$5,386.1	$5,768.4

Insurance float as a multiple of total adjusted capital	0.9x	1.0x	0.8x	0.9x	1.2x
Net investment assets as a multiple of total adjusted capital	1.9x	2.0x	1.8x	1.9x	2.2x
Insurance float as a multiple of White Mountains’ common shareholders’ equity	1.3x	1.7x	1.1x	1.2x	1.5x
Net investment assets as a multiple of White Mountains’ common shareholders’ equity	2.7x	3.4x	2.6x	2.6x	2.8x

(1)

The noncontrolling interest arising from White Mountains’ investments in consolidated limited partnerships has not been included in insurance float or total capital because White Mountains does not benefit from the return on or have the ability to utilize the net assets supporting this noncontrolling interest.

(2)

Excludes preferred stock subject to mandatory redemption having an aggregate accreted liquidation preference at December 31, 2007 and 2006 of $278 and $269, respectively (and $306 and $339 of investments held in irrevocable grantor trusts for the purpose of economically defeasing the preferred stock as of these dates).

(3)	Excludes funds held by ceding companies from which White Mountains does not receive interest credits.
(4)	Excludes funds held by White Mountains under reinsurance treaties for which White Mountains does not provide interest credits.

During the year ended 2006, insurance float decreased by $382 million, primarily due the sale of Sirius America (subsequently renamed “Delos”), which decreased insurance float by approximately $115 million, and from the creation of two irrevocable grantor trusts in connection with the OneBeacon Offering, which decreased float by approximately $105 million.  The trusts were funded with assets sufficient to provide for the remaining dividend and redemption payments for the $20 million Zenith Preferred Stock and the $300 million Berkshire Preferred Stock (see page 14).  Since prevailing interest rates were lower than the interest rates on the Berkshire Preferred Stock and the Zenith Preferred Stock at the time the trusts were established, the assets put in trust were in excess of the par value of the Berkshire Preferred Stock and the Zenith Preferred Stock. This excess caused insurance float to decrease.  Additionally, the Berkshire Preferred Stock was issued at a substantial discount to par value that was being amortized over its term.  Accordingly, insurance float also decreased upon the establishment of the trusts by the difference between the unamortized discount on the Berkshire Preferred Stock and its par value.

During the year ended 2008, insurance float decreased by $574 million, primarily from loss reserve run-off of approximately $150 million, a change of approximately $185 million in deferred taxes on investments that arose primarily as a result of the global financial crisis, the release of a $162 million valuation allowance against a deferred tax asset of a subsidiary (see page 51), the transfer of CCIC and IAG as a part of the Berkshire Exchange (see page 29), which caused insurance float to decrease by approximately $170 million, and the acquisition of AFI (see page F-17), which caused insurance float to decrease by approximately $65 million.  These decreases were partially offset by $187 million in losses at WM Life Re (see page 61).  Additionally, severe investment and foreign currency losses experienced during the global financial crisis (see page 48) and the Berkshire Exchange caused significant deterioration in White Mountains’ operational leverage metrics during 2008.

During the year ended 2009, insurance float decreased primarily from loss reserve run-off of approximately $250 million and favorable loss reserve development of $122 million (see page F-21), partially offset by a change of approximately $139 million in deferred taxes on investments, as White Mountains’ investment portfolio recovered a large portion of investment losses from the global financial crisis in 2008, and $57 million of losses at WM Life Re.  Additionally, the large investment and foreign currency gains experienced in 2009 (see page 48) significantly improved White Mountains’ operational leverage metrics.

In 2010, OneBeacon entered into a definitive agreement to sell its personal lines business to Tower Group, Inc. (the “Personal Lines Transaction”) (see page 3).  Had the sale been completed at December 31, 2009, insurance float would have decreased by approximately $390 million.